Exhibit 99.(a)(1)(F)

CONFIRMATION OF RECEIPT

OF

ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Options in the Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008 (the “Offer”). This email does not serve as a formal acceptance by the Company of the Eligible Options designated on your Election Form for exchange. The procedure for acceptance of Eligible Options for exchange is described in the documents setting forth the terms of the Offer (the “Offer Documents”) previously made available to you.

Your election to exchange your Eligible Options may be withdrawn or changed at any time prior to 5:00 p.m., Pacific Time, on November 14, 2008 (the “Expiration Date”). If the Offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the Offer. Withdrawals must be submitted to the Company according to the instructions provided with the Notice of Withdrawal. To re-elect to exchange options that you have withdrawn, you must again follow the procedures to deliver a new Election Form prior to expiration of the Offer.

To obtain a copy of any Offer Documents, including the personalized Election Form listing your Eligible Options or a form Notice of Withdrawal, please contact Stacey Rodriguez at (248) 619-9270 or by email at srodriguez@qtww.com.

If you have any questions regarding the Offer, you may contact Kenneth Lombardo at (248) 619-9277 or by email at klombardo@qtww.com.